CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone: (852) 2840 8873
Facsimile : (852) 2845 5445
www.cathaypacific.com

RECEIVED
2006 AUG 15 P 1:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: CSA/CPA6/5(e)

9th August 2006

By Registered Airmail

BEST AVAILABLE COPY

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finan[redacted]
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

06016041

Dear Sirs/Madam,

Cathay Pacific Airways Limited: File No. 82-1390

Pursuant to Cathay Pacific Airways Limited's ("the Company") obligation under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose the following documents of the Company for your record:

(1) Announcement Form;

(2) Press Release;

(3) Text of Advertisements which will appear in the publications.

PROCESSED
AUG 17 2006
THOMSON FINANCIAL

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Company Secretary

DF/FL/df
Encl.

c.c.: Mr. Thomas DiVivo, Assistant Vice President, The Bank of New York (w/e, by e-mail: tdivivo@bankofny.com)
Ms. Kammy Yuen, Assistant Vice President, The Bank of New York, H.K. (w/e, by hand)

P:\Dorisfu - CPA\Interim\2006\Ltr - SENY.doc

dlw 8/16

IMPORTANT NOTES:

1) IT IS IMPORTANT THAT YOU READ THE NOTES ATTACHED TO THIS FORM. IF YOU ARE IN ANY DOUBT ABOUT THIS FORM, YOU SHOULD CONSULT THE EXCHANGE OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.
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3) PLEASE SIGN AT THE BOTTOM RIGHT CORNER ON EVERY PAGES OF THIS FORM AND THE NOTES ATTACHED (IF ANY).
4) ALL SUBSEQUENT CHANGES TO THE INFORMATION PROVIDED IN THIS FORM, IN PARTICULAR THE BOOK CLOSING DATES, MUST BE NOTIFIED TO THE LISTING BY TELEPHONE AND FOLLOWED BY A WRITTEN CONFIRMATION IMMEDIATELY.

From : Cathay Pacific Airways Limited — No. of pages: 3
(Name of Company/Representative Company)

David Fu — 2840 8862 — 9th August 2006
(Responsible Official) — (Contact Telephone Number) — Date

Name of listed company: **Cathay Pacific Airways Limited** — Stock code: 0293

Year end date : 31 /12 / 2006

Currency : HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period?

☒ Yes ☐ No

To be published in the newspapers (applicable to results with financial year commencing before 1 July 2004):

☐ Summarised results announcement ☐ Full results announcement ☒ Adoption of new disclosure requirements *(Note IV)*

Auditors' Report *(Note V)*

☐ Qualified ☐ Modified ☐ Unqualified ☒ N/A

(FOR INTERIM RESULTS ONLY)
Interim report reviewed by
☒ Audit committee ☒ Auditors ☐ Neither of the above

		(~~Audited~~ / Unaudited*) Current Period from 1/1/2006 to 30/6/2006 (HK$)	(~~Audited~~ / Unaudited*) Last Corresponding Period from 1/1/2005 to 30/6/2005 (HK$)
Turnover *(Note I)*	:	27,086 million	23,884 million
Profit/(Loss) from Operations *(Note II)*	:	2,117 million	2,135 million
Finance cost	:	(177 million)	(210 million)
Share of Profit / (Loss) of Associates (Note 1)	:	130 million	132 million
Share of Profit / (Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit / (Loss) after Taxation & MI	:	1,668 million	1,670 million
% Change over Last Period	:	- 0.12%	

*** Please delete as appropriate.**

…/2

EPS / (LPS) - Basic *(in Dollars)* (Note 2)	:	0.493		0.495	
- Diluted *(in Dollars)*	:	0.492		0.493	
Extraordinary ("ETD") Gain / (Loss)	:	Nil		Nil	
Profit / (Loss) after ETD Items	:	1,668 million		1,670 million	
~~1st Quarter~~ / Interim / ~~3rd Quarter / Final~~ * Dividend per Share *(in Dollars)*	:	0.20		0.20	
(specify if with other options)	:	Nil		Nil	
B / C Dates for ~~1st Quarter~~ / Interim / ~~3rd Quarter / Final~~ * Dividend	:	4/9/2006	to	8/9/2006	bdi.
Payable Date	:	3/10/2006			
B / C Dates for (-) General Meeting	:	N/A	to	N/A	bdi.
Other Distribution for Current Period *(Note III)*	:	Nil			
B / C Dates for Other Distribution	:	N/A	to	N/A	bdi.

*** Please delete as appropriate.**

For and on behalf of
Cathay Pacific Airways Limited

Signature : [signature]
Printed Name : David Fu
Title : Company Secretary

Any description or an explanatory note *(Notes V & VI)* attached?

☒ Yes (Number of pages attached: 1) (See below.)
☐ No

Explanatory Notes:

1. With the adoption of the revised HKAS 1, the share of profits of associates is restated from HK$160 million (being share of profits before tax) to HK$132 million (being share of profits after tax) for the six months ended 30th June 2005.

2. Basic earnings per share and diluted earnings per share are calculated by dividing Profit after Taxation and Minority Interest of HK$1,668 million (2005: HK$1,670 million) by the daily weighted average number of shares in issue throughout the year of 3,382 million (2005: 3,374 million) shares and 3,389 million (2005: 3,385 million) shares respectively with the latter adjusted for the effects of the share options.

CATHAY PACIFIC

Airline of the Year 2006

Media Information

9 August 2006

FOR IMMEDIATE RELEASE

CATHAY PACIFIC ANNOUNCES 2006 INTERIM RESULTS

Results		1H2006	1H2005	Change
Turnover	*HK$ million*	**27,086**	23,884	**+13.4%**
Profit attributable to Cathay Pacific shareholders	*HK$ million*	**1,668**	1,670	**-0.1%**
Earnings per share	*HK cents*	**49.3**	49.5	**-0.4%**
Dividend per share	*HK cents*	**20.0**	20.0	-

Cathay Pacific Airways today announced a profit attributable to shareholders of HK$1,668 million in its 2006 Interim Results, compared with a profit of HK$1,670 million the previous year, as high fuel prices continued to undermine increased productivity and revenue.

Group turnover increased 13.4% to HK$27,086 million. The Group's fuel expenditure for the year increased 30.4% to HK$8,681 million as the average price of fuel into plane increased by 28.5% to US$2.0 per American gallon. Passenger and cargo fuel surcharges only partially offset this additional cost. The airline's unit cost excluding fuel decreased by 1.3% with continued efforts to increase productivity and reduce controllable overheads.

Passenger revenue increased 8.7% to HK$15,941 million. The number of passengers carried in the first six months of the year increased 11.1% to 8.1 million, compared with a 10.8% increase in capacity. Passenger yield declined 3.0% to HK45.8 cents despite strong demand from first and business class passengers.

Demand for cargo services out of Hong Kong was strong. Cargo tonnage carried increased 10.6% to 572,552 tonnes. Cargo yield was HK$1.69, down from HK$1.75 last year.

The Group's commitment to Hong Kong was underlined by continued investments in the hub. Foremost among them, the move to make Dragonair a wholly owned subsidiary will, if ratified by shareholders later in August, create significant value. The airline's wish to build and operate its own cargo terminal at Hong Kong International Airport, with an eventual planned annual capacity of five million tonnes, will enable the pursuit of aggressive cargo growth plans and strengthen Hong Kong's position as a global logistics hub.

Fleet expansion continued apace. In July, the airline took delivery of a Boeing 777-300 and a second Boeing 747-400BCF, Boeing Converted Freighter. A third converted freighter is due in September. Three more will arrive in 2007 and the airline has conversion options on a further six. Cathay Pacific's 100th aircraft, an Airbus A330-300, will arrive at the end of August 2006. The 2,000th pilot and 7,000th cabin crew member joined the airline's staff.

60th anniversary 1946-2006

Media Information

Looking forward, Cathay Pacific has ordered a further two Boeing 777-300ER long-range passenger aircraft, raising its commitment to 18 aircraft, with options on a further 20, and ordered six new Boeing 747-400ERF, Extended Range Freighters, for delivery in 2008 and 2009.

Additional services strengthened the airline's network. A new freighter service commenced to Chennai in India and frequencies were increased to Atlanta, Dallas, Delhi, Mumbai, Penang and Singapore. The inclusion of Stockholm and Toronto from September will bring to 30 the number of destinations in the airline's freighter network. Additional passenger services were mounted to Adelaide, Frankfurt, Rome and Seoul.

Cathay Pacific Chairman Christopher Pratt said: "This was a creditable performance given the high cost of fuel. Nonetheless, expansion plans announced in the first half of our 60th anniversary year show the confidence we have in the airline's future and in the future of Hong Kong. Our full-year results, which should benefit from the acquisition of Dragonair, will continue to be heavily influenced by the price of fuel and related surcharges. Yet we remain single-minded in our mission to deliver superior service and value to our customers, to grow our business profitably and to strengthen Hong Kong as a global aviation and logistics hub and gateway to Mainland China."

FOR FURTHER INFORMATION PLEASE CONTACT:
Carolyn Leung, Corp Comm Mgr, Public Affairs, (852) 2747-5393 or 7901 5393 or 6053 6066

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 293)

2006 Interim Results

Financial and Operating Highlights

Group Financial Statistics		2006	2005	Change
Results		Six months ended 30th June		
Turnover	*HK$ million*	**27,086**	23,884	**+13.4%**
Profit attributable to Cathay Pacific shareholders	*HK$ million*	**1,668**	1,670	**-0.1%**
Earnings per share	*HK cents*	**49.3**	49.5	**-0.4%**
Dividend per share	*HK cents*	**20.0**	20.0	**-**
Profit margin	*%*	**7.3**	7.8	**-0.5%pt**

Balance Sheet		30th June	31st December	
Funds attributable to Cathay Pacific shareholders	*HK$ million*	**36,343**	34,968	**+3.9%**
Net borrowings	*HK$ million*	**7,577**	9,050	**-16.3%**
Shareholders' funds per share	*HK$*	**10.7**	10.3	**+3.9%**
Net debt/equity ratio	*Times*	**0.21**	0.26	**-0.05 times**

Operating Statistics - Cathay Pacific		Six months ended 30th June		Change
Available tonne kilometres ("ATK")	*Million*	**9,126**	8,446	**+8.1%**
Passengers carried	*'000*	**8,144**	7,333	**+11.1%**
Passenger load factor	*%*	**79.1**	78.1	**+1.0%pt**
Passenger yield	*HK cents*	**45.8**	47.2	**-3.0%**
Cargo carried	*'000 tonnes*	**573**	518	**+10.6%**
Cargo and mail load factor	*%*	**67.7**	65.9	**+1.8%pt**
Cargo and mail yield	*HK$*	**1.69**	1.75	**-3.4%**
Cost per ATK	*HK$*	**2.19**	2.19	**-**
Cost per ATK without fuel	*HK$*	**1.56**	1.58	**-1.3%**
Aircraft utilisation	*Hours per day*	**12.7**	12.6	**+0.8%**
On-time performance	*%*	**87.7**	86.9	**+0.8%pt**

Capacity, load factor and yield - Cathay Pacific

	Capacity ASK/ATK (million)*			Load factor (%)			Yield
	2006	2005	Change	2006	2005	Change	Change
Passenger services							
North Asia	**6,822**	6,365	**+7.2%**	**70.0**	69.6	**+0.4%pt**	**-5.7%**
South West Pacific and South Africa	**7,096**	7,310	**-2.9%**	**77.9**	72.6	**+5.3%pt**	**-3.0%**
South East Asia and Middle East	**8,991**	8,352	**+7.7%**	**74.9**	72.6	**+2.3%pt**	**+1.5%**
Europe	**9,108**	7,593	**+20.0%**	**83.2**	87.3	**-4.1%pt**	**-6.0%**
North America	**11,797**	9,915	**+19.0%**	**84.9**	85.2	**-0.3%pt**	**+0.5%**
Overall	**43,814**	39,535	**+10.8%**	**79.1**	78.1	**+1.0%pt**	**-3.0%**
Cargo services	**4,959**	4,685	**+5.8%**	**67.7**	65.9	**+1.8%pt**	**-3.4%**

* *Capacity is measured in available seat kilometres (ASK) for passenger services and available tonne kilometres (ATK) for cargo services.*

Passenger services

- Passenger revenue increased 8.7% to HK$15,941 million, a record for the first six months of the year.
- We carried 8.1 million passengers, an 11.1% increase from 7.3 million passengers carried last year.
- Passenger yield declined 3.0% to HK45.8 cents.
- Demand from first and business class passengers remained strong. Competition, particularly on long haul routes, caused yield in economy class to fall.
- Additional services were mounted to Adelaide, Frankfurt, Rome and Seoul.
- North America was our highest sales region outside Hong Kong.
- Regional fifth-freedom flights faced continued competition from budget carriers.
- In South East Asia, sales improved and load factors were up. Services to India, Philippines and Thailand showed encouraging performances.
- Taiwan remained strong despite continued pricing pressures.
- Australia performed satisfactorily in the face of strong competition on connecting services to Europe.
- Despite increased capacity, load factors on European flights, including London, remained high. Yields, however, came under pressure.

Cargo services

- In the first six months of the year we carried 572,552 tonnes of freight, a 10.6% improvement on last year. There was a sharp increase in transshipment tonnage.
- Cargo revenue increased 4.9% with sustained growth in the shipment of goods from Hong Kong.
- Cargo capacity increased 5.8%, the average load factor was 67.7% and yield declined to HK$1.69.
- We plan to build a self-handling cargo terminal at Hong Kong International Airport. With an annual capacity of up to five million tonnes it will be the world's largest facility. It will save costs and enable Cathay Pacific Cargo to provide new service and products to customers.
- We launched a new freighter service to Chennai in June and increased our frequency to Atlanta, Dallas, Delhi, Mumbai, Penang and Singapore.
- Stockholm and Toronto will join our network from September, bringing the number of destinations in our freighter network to 30.
- Two wet-leased freighters were returned to Air Atlanta Icelandic and Southern Air Inc. at the end of March and June.
- We took delivery of our second Boeing 747-400BCF. A third converted freighter is due in September. Three more will arrive in 2007 and conversion options remain on six more.
- We also ordered six new Boeing 747-400ERFs for delivery in 2008 and 2009.

Chairman's Letter

In the first six months of our 60th anniversary, the Group made an attributable profit to shareholders of HK$1,668 million. This was a creditable performance given that the average price of fuel into plane increased by 28.5% to US$2.0 per American gallon.

Turnover was HK$27,086 million, up 13.4% from HK$23,884 million last year. The number of passengers carried increased 11.1% to 8.1 million, compared with a 10.8% increase in capacity. Passenger yield declined 3.0% to HK45.8 cents despite strong demand from first and business class passengers. Demand for cargo services out of Hong Kong was also strong. Cargo tonnage carried increased 10.6% to 572,552 tonnes. Cargo yield was HK$1.69, down from HK$1.75 last year.

Our fuel expenditure increased by 30.4% to HK$8,681 million. Fuel surcharges levied only offset part of our increased fuel cost. Our unit cost excluding fuel fell 1.3% as we reduced costs and made continued progress in improving productivity.

Foremost amongst our expansion plans is to make Dragonair a wholly owned subsidiary, which will create significant value. As part of these plans Air China is to become a shareholder in the Group, and we will increase our existing stake in Air China.

As previously announced we wish to build and operate our own cargo terminal at Hong Kong International Airport with an eventual planned annual capacity of five million tonnes. This will enable us to pursue our aggressive cargo growth plans, make significant cost savings, introduce product innovation and strengthen Hong Kong's position as a global logistics hub.

Fleet expansion continues apace. Following our biggest new aircraft order in December 2005 for 16 Boeing 777-300ERs we exercised part of our previously announced purchase rights by ordering a further two aircraft for delivery in 2009. Our order for this aircraft type increased to 18. We also ordered six new Boeing 747-400ERF, Extended Range Freighters, for delivery in 2008 and 2009.

In July, we took delivery of a Boeing 777-300 and our second Boeing 747-400BCF, Boeing Converted Freighter. A third converted freighter is due in September. Three more will arrive in 2007 and conversion options remain on a further six. Our 100th aircraft, an Airbus A330-300, will arrive this month.

Additional services continue to strengthen our network. We commenced a freighter service to Chennai and increased our frequency to Atlanta, Dallas, Delhi, Mumbai, Penang and Singapore. The inclusion of Stockholm and Toronto from September will bring to 30 the number of destinations in our freighter network. Additional passenger services were mounted to Adelaide, Frankfurt, Rome and Seoul.

Our expansion plans show the confidence we have in our future and in the future of Hong Kong. Our full-year results, which should benefit from the acquisition of Dragonair, will continue to be heavily influenced by the price of fuel and related surcharges. We remain single-minded in our mission to deliver superior service and value to our customers, to grow our business profitably and to strengthen Hong Kong as a global hub and gateway to Mainland China.

Christopher Pratt
Chairman
Hong Kong, 9th August 2006

Consolidated Profit and Loss Account - Unaudited

		Six months ended 30th June	
		2006	2005
	Note	**HK$M**	HK$M
Passenger services		**15,941**	14,660
Cargo services		**6,314**	5,981
Catering, recoveries and other services		**4,831**	3,243
Turnover	*2*	**27,086**	23,884
Expenses			
Staff		**(4,709)**	(4,581)
Inflight service and passenger expenses		**(1,067)**	(985)
Landing, parking and route expenses		**(3,674)**	(3,314)
Fuel		**(8,681)**	(6,655)
Aircraft maintenance		**(2,512)**	(1,891)
Aircraft depreciation and operating leases		**(2,424)**	(2,400)
Other depreciation and operating leases		**(401)**	(398)
Commissions		**(299)**	(273)
Others		**(1,202)**	(1,252)
Operating expenses		**(24,969)**	(21,749)
Operating profit	*3*	**2,117**	2,135
Finance charges		**(797)**	(786)
Finance income		**620**	576
Net finance charges		**(177)**	(210)
Share of profits of associates		**130**	132
Profit before tax		**2,070**	2,057
Taxation	*4*	**(316)**	(307)
Profit for the period		**1,754**	1,750
Profit attributable to			
Cathay Pacific shareholders		**1,668**	1,670
Minority interests		**86**	80
		1,754	1,750
Dividends			
Interim declared	*5*	**677**	676
Earnings per share		**HK¢**	HK¢
Basic	*6*	**49.3**	49.5
Diluted	*6*	**49.2**	49.3
Dividend per share	*5*	**20.0**	20.0

Consolidated Balance Sheet - Unaudited

	Note	30th June 2006 HK$M	(Audited) 31st December 2005 HK$M
ASSETS AND LIABILITIES			
Non-current assets and liabilities			
Fixed assets		**49,883**	50,156
Intangible assets		**265**	260
Investments in associates		**1,785**	1,731
Other long-term receivables and investments		**6,227**	5,453
		58,160	57,600
Long-term liabilities		**(26,731)**	(27,745)
Related pledged security deposits		**8,072**	8,853
Net long-term liabilities		**(18,659)**	(18,892)
Retirement benefit obligations		**(94)**	(72)
Deferred taxation		**(6,523)**	(6,460)
		(25,276)	(25,424)
Net non-current assets		**32,884**	32,176
Current assets and liabilities			
Stock		**642**	657
Trade and other receivables	*7*	**7,046**	6,538
Liquid funds		**13,722**	13,459
		21,410	20,654
Current portion of long-term liabilities		**(3,980)**	(4,849)
Related pledged security deposits		**1,360**	1,286
Net current portion of long-term liabilities		**(2,620)**	(3,563)
Trade and other payables	*8*	**(8,416)**	(7,625)
Unearned transportation revenue		**(4,082)**	(3,864)
Taxation		**(2,479)**	(2,527)
		(17,597)	(17,579)
Net current assets		**3,813**	3,075
Net assets		**36,697**	35,251
CAPITAL AND RESERVES			
Share capital	*9*	**677**	676
Reserves		**35,666**	34,292
Funds attributable to Cathay Pacific shareholders		**36,343**	34,968
Minority interests		**354**	283
Total equity		**36,697**	35,251

Notes:

1. **Basis of preparation and accounting policies**

The unaudited interim report has been prepared on a basis consistent with the principal accounting policies adopted in the 2005 annual report. The interim report has been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" and the disclosure requirements of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

2. **Turnover**

Turnover comprises revenue from transportation services, airline catering, recoveries and other services provided to third parties.

(a) Primary reporting by geographical segment

	Six months ended 30th June	
	2006	2005
	HK$M	HK$M
Turnover by origin of sale :		
North Asia		
- Hong Kong and Mainland China	**10,606**	9,037
- Japan, Korea and Taiwan	**4,301**	3,901
South West Pacific and South Africa	**1,918**	1,760
South East Asia and Middle East	**3,228**	2,887
Europe	**3,094**	3,136
North America	**3,939**	3,163
	27,086	23,884

Countries included in each region are defined in the 2005 annual report. Geographical analysis of segment results, segment assets and segment liabilities is not disclosed for the reasons set out in the 2005 annual report.

(b) Secondary reporting by business segment

	Six months ended 30th June	
	2006	2005
	HK$M	HK$M
Revenue – external sales		
- Passenger services	**15,941**	14,660
- Cargo services	**6,314**	5,981
	22,255	20,641
Unallocated revenue		
- Catering, recoveries and other services	**4,831**	3,243
	27,086	23,884

The Group is engaged in two main business segments: in passenger business through the Company and in freight traffic through the Company and a subsidiary. Catering services, recoveries and other airline supporting services which supplement the Group's main operating business are included in unallocated revenue.

Analysis of net assets by business segment is not disclosed for the reasons set out in the 2005 annual report.

3. Operating profit

	Six months ended 30th June	
	2006	2005
	HK$M	HK$M
Operating profit has been arrived at after charging/(crediting):		
Depreciation of fixed assets		
- Leased	**866**	948
- Owned	**1,133**	1,023
Amortisation of intangible assets	**19**	25
Operating lease rentals		
- Land and buildings	**200**	192
- Aircraft and related equipment	**589**	591
- Others	**18**	19
Operating lease income		
- Aircraft and related equipment	**-**	(11)
Cost of stock expensed	**760**	644
Exchange differences	**8**	(47)
Auditors' remuneration	**3**	3
Income from listed investments	**(25)**	(5)
Income from unlisted investments	**(51)**	(40)

4. Taxation

	Six months ended 30th June	
	2006	2005
	HK$M	HK$M
Current tax expenses		
- Hong Kong profits tax	**24**	21
- Overseas tax	**160**	155
- Under provision for prior years	**42**	-
Deferred tax		
- Origination and reversal of temporary differences	**90**	131
	316	307

Hong Kong profits tax is calculated at 17.5% (2005: 17.5%) on the estimated assessable profits for the period. Overseas tax is calculated at rates of tax applicable in countries in which the Group is assessable for tax. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations.

5. Dividends

On 9th August 2006, the Board of Directors declared an interim dividend of HK¢20 per share (2005: HK¢20 per share) for the period ended 30th June 2006. This interim dividend which totals HK$677 million (2005: HK$676 million) will be paid on 3rd October 2006 to shareholders registered at the close of business on 8th September 2006. The share register will be closed from 4th September 2006 to 8th September 2006, both dates inclusive.

The interim dividend will increase by HK$110 million if the proposed new shares, as described in note 13 to the accounts in the 2006 interim report, are issued prior to 4th September 2006.

6. Earnings per share

Basic earnings per share and diluted earnings per share are calculated by dividing the profit attributable to Cathay Pacific shareholders of HK$1,668 million (2005: HK$1,670 million) by the daily weighted average number of shares in issue throughout the period of 3,382 million (2005: 3,374 million) shares and 3,389 million (2005: 3,385 million) shares respectively with the latter adjusted for the effects of the share options.

	2006 million	2005 million
Weighted average number of ordinary shares used in calculating basic earnings per share	**3,382**	3,374
Deemed issue of ordinary shares for no consideration	**7**	11
Weighted average number of ordinary shares used in calculating diluted earnings per share	**3,389**	3,385

7. Trade and other receivables

	30th June 2006 HK$M	31st December 2005 HK$M
Trade debtors	**3,617**	3,448
Derivative financial assets	**1,464**	886
Other receivables and prepayments	**1,952**	2,192
Due from associates	**13**	12
	7,046	6,538

	30th June 2006 HK$M	31st December 2005 HK$M
Analysis of trade debtors by age:		
Current	**3,592**	3,408
One to three months overdue	**22**	38
More than three months overdue	**3**	2
	3,617	3,448

The Group normally grants a credit term of 30 days to customers or follows the local industry standard with the debt in certain circumstances being partially protected by bank guarantees or other monetary collateral.

8. Trade and other payables

	30th June 2006 HK$M	31st December 2005 HK$M
Trade creditors	**3,040**	3,019
Derivative financial liabilities	**541**	313
Other payables	**4,642**	3,937
Due to associates	**106**	211
Due to other related companies	**67**	91
Bank overdrafts - unsecured	**20**	54
	8,416	7,625

	30th June 2006 HK$M	31st December 2005 HK$M
Analysis of trade creditors by age:		
Current	**2,512**	2,421
One to three months overdue	**445**	463
More than three months overdue	**83**	135
	3,040	3,019

9. Share capital

During the period under review, the Group did not purchase, sell or redeem any shares in the Company. At 30th June 2006, 3,382,854,348 shares were in issue (31st December 2005: 3,380,632,348 shares).

On 8th June 2006, the Company, Air China Limited, China National Aviation Company Limited, CITIC Pacific Limited and Swire Pacific Limited entered into a Restructuring Agreement in respect of which a joint announcement dated 8th June 2006 was published and a circular dated 6th July 2006 was sent to shareholders. An Extraordinary General Meeting will be held on 22nd August 2006 to approve the transactions contemplated under this agreement. Under this agreement, Hong Kong Dragon Airlines Limited will become a wholly owned subsidiary of the Company and Air China Limited will become a significant shareholder in the Company. The Company will also increase its existing shareholding in Air China Limited.

Upon completion ("Completion") of the Restructuring Agreement, the Company's authorised share capital will increase from 3,900,000,000 shares of HK$0.20 each to 5,000,000,000 shares of HK$0.20 each and the Company will issue 548,045,724 new shares of HK$0.20 each at an issue price of HK$13.50 per share.

Under the Restructuring Agreement, Swire Pacific Limited and CITIC Pacific Limited have agreed to recommend to the Board of the Company that as soon as practicable following Completion, and in any event no later than 60 days following Completion, the Company will pay a special interim dividend of HK$0.32 per share, in aggregate being a payment of approximately HK$1,258 million in cash by the Company assuming 3,930,830,072 shares are in issue at the relevant time. Any such special interim dividend will be financed by the Company's internal cash resources. A further announcement will be made in relation to the payment of the special dividend when details have been finalised.

The Company adopted a share option scheme (the "Scheme") on 10th March 1999. During the period under review, 2,222,000 shares were issued under the Scheme. Details of the Scheme can be found in note 13 to the accounts in the 2006 interim report.

10. Corporate governance

Cathay Pacific Airways is committed to maintaining a high standard of corporate governance and devotes considerable effort to identifying and formalising best practices of corporate governance. The Company has complied throughout the period with all the code provisions and has met most of the recommended best practices set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Listing Rules on the Stock Exchange.

The 2006 interim result has been reviewed by the Audit Committee and external auditors. Details on Corporate Governance can be found in the 2005 annual report and in the 2006 interim report.

11. Interim report

The 2006 interim report will be sent to shareholders on 23rd August 2006. It will also be available on the Stock Exchange's website and the Company's website www.cathaypacific.com before the end of August 2006.

Net operating expenses after deduction of Group recoveries of HK$4,153 million (2005: HK$2,597 million) and Cathay Pacific recoveries of HK$4,196 million (2005: HK$2,637 million) are analysed as follows:-

	Group			Cathay Pacific		
	Six months ended 30th June			Six months ended 30th June		
	2006 HK$M	2005 HK$M	**Change**	**2006 HK$M**	2005 HK$M	**Change**
Staff	**4,709**	4,581	**+2.8%**	**4,273**	4,149	**+3.0%**
Inflight service and passenger expenses	**907**	866	**+4.7%**	**907**	866	**+4.7%**
Landing, parking and route expenses	**3,188**	2,850	**+11.9%**	**3,096**	2,780	**+11.4%**
Fuel	**5,896**	5,257	**+12.2%**	**5,756**	5,151	**+11.7%**
Aircraft maintenance	**2,512**	1,891	**+32.8%**	**2,470**	1,862	**+32.7%**
Aircraft depreciation and operating leases	**2,424**	2,389	**+1.5%**	**2,385**	2,319	**+2.8%**
Other depreciation and operating leases	**401**	398	**+0.8%**	**300**	301	**-0.3%**
Commissions	**299**	273	**+9.5%**	**299**	273	**+9.5%**
Others	**480**	647	**-25.8%**	**394**	586	**-32.8%**
Net operating expenses	**20,816**	19,152	**+8.7%**	**19,880**	18,287	**+8.7%**
Net finance charges	**177**	210	**-15.7%**	**121**	171	**-29.2%**
Total net operating expenses	**20,993**	19,362	**+8.4%**	**20,001**	18,458	**+8.4%**

- Staff cost increased as staff numbers rose.
- Inflight service and passenger expenses rose due to an 11.1% increase in passenger numbers.
- Landing, parking and route expenses increased as a result of additional flights.
- Fuel cost increased as a result of a 28.5% increase in the average into plane fuel price to US$2.0 per American gallon and a 7.3% increase in consumption.
- Fuel hedging gains increased by HK$513 million to HK$720 million and include unrealised mark to market gains of HK$590 million (2005: HK$52 million).
- Aircraft maintenance increased as a result of the larger operating fleet and the pattern of spend, driven by engine shop visits and hangar checks, being biased to the first half of the year.
- Cost per ATK remained at HK$2.19 while the cost per ATK without fuel decreased by 1.3%.

Financial position

- Additions to fixed assets were HK$1,751 million, comprising HK$1,670 million for aircraft and related equipment and HK$81 million for other equipment and buildings.
- Borrowings decreased by 5.2% to HK$21,279 million. These are fully repayable by 2018 and are mainly denominated in US dollars, Hong Kong dollars, Singapore dollars and Euros with 56% at fixed rates of interest net of derivatives.
- Liquid funds, 73% of which are denominated in US dollars, increased by 2.0% to HK$13,722 million.
- Net borrowings decreased by 16.3% to HK$7,577 million.
- Funds attributable to Cathay Pacific shareholders increased by 3.9% to HK$36,343 million whilst the net debt/equity ratio decreased to 0.21 times.
- The Group's policy on financial risk management and the management of currency, interest rate and fuel price exposures is set out in the 2005 annual report.

Fleet profile

Aircraft type	Number as at 30th June 2006				Firm orders				Expiry of operating leases				Purchase rights
		Leased											
	Owned	Finance	Operating	Total	'06	'07	'08 and beyond	Total	'07	'08	'11	'12	
Aircraft operated by Cathay Pacific :													
747-400	21		3	24[(a)]	2[(b)]	3[(c)]		5	1			2	
747-200F	4	3		7									
747-400F	2	4		6									
747-400BCF	1			1									
747-400ERF							6	6					
777-200	1	4		5									
777-300	1	10		11	1			1					
777-300ER						5[(d)]	13[(d)]	18					20[(e)]
A330-300	3	20	3	26	1	2	3[(f)]	6			3		
A340-300		11	4	15							4		
A340-600			3	3					2	1			
Total	33	52	13	98	4	10	22	36	3	1	7	2	20
Aircraft operated by AHK :													
A300-600F	2	6		8									

(a) Three aircraft under reconfiguration.
(b) One aircraft on 9 year operating lease.
(c) Two aircraft on 8 and 9 year operating leases.
(d) Two aircraft on 10 year operating leases.
(e) Purchase rights for aircraft delivered by 2017.
(f) Aircraft on 7.5 year operating leases.

Human resources

- Cathay Pacific and its subsidiaries and associates employ over 34,400 people worldwide. More than 11,500 Cathay Pacific staff are Hong Kong-based and a further 11,800 work for local associates, making the Cathay Pacific Group one of Hong Kong's biggest employers.
- We hired our 2,000th pilot and our 7,000th cabin crew.
- We review our human resource and remuneration policies regularly in the light of local legislation, industry practice, market conditions and the performance of both individuals and the Company.

Review of subsidiaries and associates

- AHK Air Hong Kong Limited took delivery of two new Airbus A300-600F general freighters and recorded a satisfactory profit in the first half of 2006.
- Cathay Pacific Catering Services (H.K.) Limited recorded a satisfactory interim profit with strong meal volumes. The profit margin declined as a result of customer airlines' continued cost control initiatives.
- Hong Kong Dragon Airlines Limited recorded a loss in the first half of 2006 as high fuel prices continued to affect the airline's profitability. The airline took delivery of two operating lease Airbus A330s in January and April respectively. One operating lease Airbus A330 will be delivered in October and two Boeing 747-400BCFs will be delivered in October and December respectively.
- Hong Kong Aircraft Engineering Company Limited recorded an interim profit of HK$398 million, a 38% increase over 2005.

As at the date of this announcement, the Directors of the Company are:

Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, Philip Chen, Derek Cridland and Tony Tyler;

Non-Executive Directors: Martin Cubbon, Henry Fan, Davy Ho, James Hughes-Hallett, Vernon Moore, Carl Yung and Zhang Xianlin; and

Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

By Order of the Board
Cathay Pacific Airways Limited
Christopher Pratt
Chairman
Hong Kong, 9th August 2006

Please refer to the published version of this announcement in The Standard.

Website: http://www.cathaypacific.com

Thursday, August 10, 2006 The Standard

SWIRE

CATHAY PACIFIC

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)

2006 Interim Results

FINANCIAL AND OPERATING HIGHLIGHTS

GROUP FINANCIAL STATISTICS

		2006	2005	Change
		Six months ended 30th June		
Results				
Turnover	HK$ million	27,086	23,884	+13.4%
Profit attributable to Cathay Pacific shareholders	HK$ million	1,668	1,670	-0.1%
Earnings per share	HK cents	49.3	49.5	-0.4%
Dividend per share	HK cents	20.0	20.0	
Profit margin	%	7.3	7.8	-0.5%pt
		30th June	31st December	
Balance Sheet				
Funds attributable to Cathay Pacific shareholders	HK$ million	36,343	34,968	+3.9%
Net borrowings	HK$ million	7,577	9,050	-16.3%
Shareholders' funds per share	HK$	10.7	10.3	+3.9%
Net debt/equity ratio	Times	0.21	0.26	-0.05 times

OPERATING STATISTICS – Cathay Pacific

		2006	2005	Change
		Six months ended 30th June		
Available tonne kilometres ("ATK")	Million	9,126	8,446	+8.1%
Passengers carried	'000	8,144	7,333	+11.1%
Passenger load factor	%	79.1	78.1	+1.0%pt
Passenger yield	HK cents	45.8	47.2	-3.0%
Cargo carried	'000 tonnes	573	518	+10.6%
Cargo and mail load factor	%	67.7	65.9	+1.8%pt
Cargo and mail yield	HK$	1.69	1.75	-3.4%
Cost per ATK	HK$	2.19	2.19	
Cost per ATK without fuel	HK$	1.56	1.58	-1.3%
Aircraft utilisation	Hours per day	12.7	12.6	+0.8%
On-time performance	%	87.7	86.9	+0.8%pt

CAPACITY, LOAD FACTOR AND YIELD – Cathay Pacific

	Capacity ASK/ATK (million)* 2006	2005	Change	Load Factor (%) 2006	2005	Change	Yield Change
Passenger services							
North Asia	6,822	6,365	+7.2%	70.0	69.6	+0.4%pt	-5.7%
South West Pacific and South Africa	7,096	7,310	-2.9%	77.9	72.6	+5.3%pt	-3.0%
South East Asia and Middle East	8,991	8,352	+7.7%	74.9	72.6	+2.3%pt	+1.5%
Europe	9,108	7,593	+20.0%	83.2	87.3	-4.1%pt	-6.0%
North America	11,797	9,915	+19.0%	84.9	85.2	-0.3%pt	+0.5%
Overall	43,814	39,535	+10.8%	79.1	78.1	+1.0%pt	-3.0%
Cargo services	4,959	4,685	+5.8%	67.7	65.9	+1.8%pt	-3.4%

* *Capacity is measured in available seat kilometres (ASK) for passenger services and available tonne kilometres (ATK) for cargo services.*

Passenger services

- Passenger revenue increased 8.7% to HK$15,941 million, a record for the first six months of the year.
- We carried 8.1 million passengers, an 11.1% increase from 7.3 million passengers carried last year.
- Passenger yield declined 3.0% to HK45.8 cents.
- Demand from first and business class passengers remained strong. Competition, particularly on long haul routes, caused yield in economy class to fall.
- Additional services were mounted to Adelaide, Frankfurt, Rome and Seoul.
- North America was our highest sales region outside Hong Kong.
- Regional fifth-freedom flights faced continued competition from budget carriers.
- In South East Asia, sales improved and load factors were up. Services to India, Philippines and Thailand showed encouraging performances.
- Taiwan remained strong despite continued pricing pressures.
- Australia performed satisfactorily in the face of strong competition on connecting services to Europe.
- Despite increased capacity, load factors on European flights, including London, remained high. Yields, however, came under pressure.

Cargo services

- In the first six months of the year we carried 572,552 tonnes of freight, a 10.6% improvement on last year. There was a sharp increase in transshipment tonnage.
- Cargo revenue increased 4.9% with sustained growth in the shipment of goods from Hong Kong.
- Cargo capacity increased 5.8%, the average load factor was 67.7% and yield declined to HK$1.69.
- We plan to build a self-handling cargo terminal at Hong Kong International Airport. With an annual capacity of up to five million tonnes it will be the world's largest facility. It will save costs and enable Cathay Pacific Cargo to provide new service and products to customers.
- We launched a new freighter service to Chennai in June and increased our frequency to Atlanta, Dallas, Delhi, Mumbai, Penang and Singapore.
- Stockholm and Toronto will join our network from September, bringing the number of destinations in our freighter network to 30.
- Two wet-leased freighters were returned to Air Atlanta Icelandic and Southern Air Inc. at the end of March and June.
- We took delivery of our second Boeing 747-400BCF. A third converted freighter is due in September. Three more will arrive in 2007 and conversion options remain on six more.
- We also ordered six new Boeing 747-400ERFs for delivery in 2008 and 2009.

CHAIRMAN'S LETTER

In the first six months of our 60th anniversary, the Group made an attributable profit to shareholders of HK$1,668 million. This was a creditable performance given that the average price of fuel into plane increased by 28.5% to US$2.0 per American gallon.

Turnover was HK$27,086 million, up 13.4% from HK$23,884 million last year. The number of passengers carried increased 11.1% to 8.1 million, compared with a 10.8% increase in capacity. Passenger yield declined 3.0% to HK45.8 cents despite strong demand from first and business class passengers. Demand for cargo services out of Hong Kong was also strong. Cargo tonnage carried increased 10.6% to 572,552 tonnes. Cargo yield was HK$1.69, down from HK$1.75 last year.

Our fuel expenditure increased by 30.4% to HK$8,681 million. Fuel surcharges levied only offset part of our increased fuel cost. Our unit cost excluding fuel fell 1.3% as we reduced costs and made continued progress in improving productivity.

Foremost amongst our expansion plans is to make Dragonair a wholly owned subsidiary, which will create significant value. As part of these plans Air China is to become a shareholder in the Group, and we will increase our existing stake in Air China.

As previously announced we wish to build and operate our own cargo terminal at Hong Kong International Airport with an eventual planned annual capacity of five million tonnes. This will enable us to pursue our aggressive cargo growth plans, make significant cost savings, introduce product innovation and strengthen Hong Kong's position as a global logistics hub.

Fleet expansion continues apace. Following our biggest new aircraft order in December 2005 for 16 Boeing 777-300ERs we exercised part of our previously announced purchase rights by ordering a further two aircraft for delivery in 2009. Our order for this aircraft type increased to 18. We also ordered six new Boeing 747-400ERF, Extended Range Freighters, for delivery in 2008 and 2009.

In July, we took delivery of a Boeing 777-300 and our second Boeing 747-400BCF, Boeing Converted Freighter. A third converted freighter is due in September. Three more will arrive in 2007 and conversion options remain on a further six. Our 100th aircraft, an Airbus A330-300, will arrive this month.

Additional services continue to strengthen our network. We commenced a freighter service to Chennai and increased our frequency to Atlanta, Dallas, Delhi, Mumbai, Penang and Singapore. The inclusion of Stockholm and Toronto from September will bring to 30 the number of destinations in our freighter network. Additional passenger services were mounted to Adelaide, Frankfurt, Rome and Seoul.

Our expansion plans show the confidence we have in our future and in the future of Hong Kong. Our full-year results, which should benefit from the acquisition of Dragonair, will continue to be heavily influenced by the price of fuel and related surcharges. We remain single-minded in our mission to deliver superior service and value to our customers, to grow our business profitably and to strengthen Hong Kong as a global hub and gateway to Mainland China.

Christopher Pratt
Chairman

Hong Kong, 9th August 2006

Consolidated Profit and Loss Account - Unaudited

	Note	Six months ended 30th June 2006 HK$M	2005 HK$M
Passenger services		15,941	14,660
Cargo services		6,314	5,981
Catering, recoveries and other services		4,831	3,243
Turnover	2	27,086	23,884
Expenses			
Staff		(4,709)	(4,581)
Inflight service and passenger expenses		(1,067)	(985)
Landing, parking and route expenses		(3,674)	(3,314)
Fuel		(8,681)	(6,655)
Aircraft maintenance		(2,512)	(1,891)
Aircraft depreciation and operating leases		(2,424)	(2,400)
Other depreciation and operating leases		(401)	(398)
Commissions		(299)	(273)
Others		(1,202)	(1,252)
Operating expenses		(24,969)	(21,749)
Operating profit	3	2,117	2,135
Finance charges		(797)	(786)
Finance income		620	576
Net finance charges		(177)	(210)
Share of profits of associates		130	132
Profit before tax		2,070	2,057
Taxation	4	(316)	(307)
Profit for the period		1,754	1,750
Profit attributable to			
Cathay Pacific shareholders		1,668	1,670
Minority interests		86	80
		1,754	1,750
Dividends			
Interim declared	5	677	676
		HK¢	HK¢
Earnings per share			
Basic	6	49.3	49.5
Diluted	6	49.2	49.3
Dividend per share	5	20.0	20.0

Consolidated Balance Sheet - Unaudited

	Note	30th June 2006 HK$M	(Audited) 31st December 2005 HK$M
ASSETS AND LIABILITIES			
Non-current assets and liabilities			
Fixed assets		49,883	50,156
Intangible assets		265	260
Investments in associates		1,785	1,731
Other long-term receivables and investments		6,227	5,453
		58,160	57,600
Long-term liabilities		(26,731)	(27,745)
Related pledged security deposits		8,072	8,853
Net long-term liabilities		(18,659)	(18,892)
Retirement benefit obligations		(94)	(72)
Deferred taxation		(6,523)	(6,460)
		(25,276)	(25,424)
Net non-current assets		32,884	32,176
Current assets and liabilities			
Stock		642	657
Trade and other receivables	7	7,046	6,538
Liquid funds		13,722	13,459
		21,410	20,654
Current portion of long-term liabilities		(3,980)	(4,849)
Related pledged security deposits		1,360	1,286
Net current portion of long-term liabilities		(2,620)	(3,563)
Trade and other payables	8	(8,416)	(7,625)
Unearned transportation revenue		(4,082)	(3,864)
Taxation		(2,479)	(2,527)
		(17,597)	(17,579)
Net current assets		3,813	3,075
Net assets		36,697	35,251
CAPITAL AND RESERVES			
Share capital	9	677	676
Reserves		35,666	34,292
Funds attributable to Cathay Pacific shareholders		36,343	34,968
Minority interests		354	283
Total equity		36,697	35,251

Notes:

1. **Basis of preparation and accounting policies**
The unaudited interim report has been prepared on a basis consistent with the principal accounting policies adopted in the 2005 annual report. The interim report has been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" and the disclosure requirements of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

2. Turnover
Turnover comprises revenue from transportation services, airline catering, recoveries and other services provided to third parties.

(a) Primary reporting by geographical segment

	Six months ended 30th June 2006 HK$M	2005 HK$M
Turnover by origin of sale :		
North Asia		
– Hong Kong and Mainland China	10,606	9,037
– Japan, Korea and Taiwan	4,301	3,901
South West Pacific and South Africa	1,918	1,760
South East Asia and Middle East	3,228	2,887
Europe	3,094	3,136
North America	3,939	3,163
	27,086	23,884

Countries included in each region are defined in the 2005 annual report. Geographical analysis of segment results, segment assets and segment liabilities is not disclosed for the reasons set out in the 2005 annual report.

(b) Secondary reporting by business segment

	Six months ended 30th June 2006 HK$M	2005 HK$M
Revenue – external sales		
– Passenger services	15,941	14,660
– Cargo services	6,314	5,981
	22,255	20,641
Unallocated revenue		
– Catering, recoveries and other services	4,831	3,243
	27,086	23,884

The Group is engaged in two main business segments: in passenger business through the Company and in freight traffic through the Company and a subsidiary. Catering services, recoveries and other airline supporting services which supplement the Group's main operating business are included in unallocated revenue.

Analysis of net assets by business segment is not disclosed for the reasons set out in the 2005 annual report.

3. Operating profit

	Six months ended 30th June 2006 HK$M	2005 HK$M
Operating profit has been arrived at after charging/(crediting):		
Depreciation of fixed assets		
– Leased	866	948
– Owned	1,133	1,023
Amortisation of intangible assets	19	25
Operating lease rentals		
– Land and buildings	200	192
– Aircraft and related equipment	589	591
– Others	18	19
Operating lease income		
– Aircraft and related equipment	–	(11)
Cost of stock expensed	760	644
Exchange differences	8	(47)
Auditors' remuneration	3	3
Income from listed investments	(25)	(5)
Income from unlisted investments	(51)	(40)

4. Taxation

	Six months ended 30th June 2006 HK$M	2005 HK$M
Current tax expenses		
– Hong Kong profits tax	24	21
– Overseas tax	160	155
– Under provision for prior years	42	–
Deferred tax		
– Origination and reversal of temporary differences	90	131
	316	307

Hong Kong profits tax is calculated at 17.5% (2005: 17.5%) on the estimated assessable profits for the period. Overseas tax is calculated at rates of tax applicable in countries in which the Group is assessable for tax. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations.

5. Dividends
On 9th August 2006, the Board of Directors declared an interim dividend of HK¢20 per share (2005: HK¢20 per share) for the period ended 30th June 2006. This interim dividend which totals HK$677 million (2005: HK$676 million) will be paid on 3rd October 2006 to shareholders registered at the close of business on 8th September 2006. The share register will be closed from 4th September 2006 to 8th September 2006, both dates inclusive.

The interim dividend will increase by HK$110 million if the proposed new shares, as described in note 13 to the accounts in the 2006 interim report, are issued prior to 4th September 2006.

6. Earnings per share
Basic earnings per share and diluted earnings per share are calculated by dividing the profit attributable to Cathay Pacific shareholders of HK$1,668 million (2005: HK$1,670 million) by the daily weighted average number of shares in issue throughout the period of 3,382 million (2005: 3,374 million) shares and 3,389 million (2005: 3,385 million) shares respectively with the latter adjusted for the effects of the share options.

	2006 million	2005 million
Weighted average number of ordinary shares used in calculating basic earnings per share	3,382	3,374
Deemed issue of ordinary shares for no consideration	7	11
Weighted average number of ordinary shares used in calculating diluted earnings per share	3,389	3,385

(Notes continued)

7. **Trade and other receivables**

	30th June 2006 HK$M	31st December 2005 HK$M
Trade debtors	3,617	3,448
Derivative financial assets	1,464	886
Other receivables and prepayments	1,952	2,192
Due from associates	13	12
	7,046	6,538
Analysis of trade debtors by age:		
Current	3,592	3,408
One to three months overdue	22	38
More than three months overdue	3	2
	3,617	3,448

The Group normally grants a credit term of 30 days to customers or follows the local industry standard with the debt in certain circumstances being partially protected by bank guarantees or other monetary collateral.

8. **Trade and other payables**

	30th June 2006 HK$M	31st December 2005 HK$M
Trade creditors	3,040	3,019
Derivative financial liabilities	541	313
Other payables	4,642	3,937
Due to associates	106	211
Due to other related companies	67	91
Bank overdrafts - unsecured	20	54
	8,416	7,625
Analysis of trade creditors by age:		
Current	2,512	2,421
One to three months overdue	445	463
More than three months overdue	83	135
	3,040	3,019

9. Share capital

During the period under review, the Group did not purchase, sell or redeem any shares in the Company. At 30th June 2006, 3,382,854,348 shares were in issue (31st December 2005: 3,380,632,348 shares).

On 8th June 2006, the Company, Air China Limited, China National Aviation Company Limited, CITIC Pacific Limited and Swire Pacific Limited entered into a Restructuring Agreement in respect of which a joint announcement dated 8th June 2006 was published and a circular dated 6th July 2006 was sent to shareholders. An Extraordinary General Meeting will be held on 22nd August 2006 to approve the transactions contemplated under this agreement. Under this agreement, Hong Kong Dragon Airlines Limited will become a wholly owned subsidiary of the Company and Air China Limited will become a significant shareholder in the Company. The Company will also increase its existing shareholding in Air China Limited.

Upon completion ("Completion") of the Restructuring Agreement, the Company's authorised share capital will increase from 3,900,000,000 shares of HK$0.20 each to 5,000,000,000 shares of HK$0.20 each and the Company will issue 548,045,724 new shares of HK$0.20 each at an issue price of HK$13.50 per share.

Under the Restructuring Agreement, Swire Pacific Limited and CITIC Pacific Limited have agreed to recommend to the Board of the Company that as soon as practicable following Completion, and in any event no later than 60 days following Completion, the Company will pay a special interim dividend of HK$0.32 per share, in aggregate being a payment of approximately HK$1,258 million in cash by the Company assuming 3,930,830,072 shares are in issue at the relevant time. Any such special interim dividend will be financed by the Company's internal cash resources. A further announcement will be made in relation to the payment of the special dividend when details have been finalised.

The Company adopted a share option scheme (the "Scheme") on 10th March 1999. During the period under review, 2,222,000 shares were issued under the Scheme. Details of the Scheme can be found in note 13 to the accounts in the 2006 interim report.

10. Corporate governance

Cathay Pacific Airways is committed to maintaining a high standard of corporate governance and devotes considerable effort to identifying and formalising best practices of corporate governance. The Company has complied throughout the period with all the code provisions and has met most of the recommended best practices set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Listing Rules on the Stock Exchange.

The 2006 interim result has been reviewed by the Audit Committee and external auditors. Details on Corporate Governance can be found in the 2005 annual report and in the 2006 interim report.

11. Interim report

The 2006 interim report will be sent to shareholders on 23rd August 2006. It will also be available on the Stock Exchange's website and the Company's website www.cathaypacific.com before the end of August 2006.

Operating expenses

Net operating expenses after deduction of Group recoveries of HK$4,153 million (2005: HK$2,597 million) and Cathay Pacific recoveries of HK$4,196 million (2005: HK$2,637 million) are analysed as follows:-

	Group			Cathay Pacific		
	Six months ended 30th June			Six months ended 30th June		
	2006 HK$M	2005 HK$M	Change	2006 HK$M	2005 HK$M	Change
Staff	4,709	4,581	+2.8%	4,273	4,149	+3.0%
Inflight service and passenger expenses	907	866	+4.7%	907	866	+4.7%
Landing, parking and route expenses	3,188	2,850	+11.9%	3,096	2,780	+11.4%
Fuel	5,896	5,257	+12.2%	5,756	5,151	+11.7%
Aircraft maintenance	2,512	1,891	+32.8%	2,470	1,862	+32.7%
Aircraft depreciation and operating leases	2,424	2,389	+1.5%	2,385	2,319	+2.8%
Other depreciation and operating leases	401	398	+0.8%	300	301	-0.3%
Commissions	299	273	+9.5%	299	273	+9.5%
Others	480	647	-25.8%	394	586	-32.8%
Net operating expenses	20,816	19,152	+8.7%	19,880	18,287	+8.7%
Net finance charges	177	210	-15.7%	121	171	-29.2%
Total net operating expenses	20,993	19,362	+8.4%	20,001	18,458	+8.4%

- Staff cost increased as staff numbers rose.
- Inflight service and passenger expenses rose due to an 11.1% increase in passenger numbers.
- Landing, parking and route expenses increased as a result of additional flights.
- Fuel cost increased as a result of a 28.5% increase in the average into plane fuel price to US$2.0 per American gallon and a 7.3% increase in consumption.
- Fuel hedging gains increased by HK$513 million to HK$720 million and include unrealised mark to market gains of HK$590 million (2005: HK$52 million).
- Aircraft maintenance increased as a result of the larger operating fleet and the pattern of spend, driven by engine shop visits and hangar checks, being biased to the first half of the year.
- Cost per ATK remained at HK$2.19 while the cost per ATK without fuel decreased by 1.3%.

Financial position

- Additions to fixed assets were HK$1,751 million, comprising HK$1,670 million for aircraft and related equipment and HK$81 million for other equipment and buildings.
- Borrowings decreased by 5.2% to HK$21,279 million. These are fully repayable by 2018 and are mainly denominated in US dollars, Hong Kong dollars, Singapore dollars and Euros with 56% at fixed rates of interest net of derivatives.
- Liquid funds, 73% of which are denominated in US dollars, increased by 2.0% to HK$13,722 million.
- Net borrowings decreased by 16.3% to HK$7,577 million.
- Funds attributable to Cathay Pacific shareholders increased by 3.9% to HK$36,343 million whilst the net debt/equity ratio decreased to 0.21 times.
- The Group's policy on financial risk management and the management of currency, interest rate and fuel price exposures is set out in the 2005 annual report.

FLEET PROFILE

Aircraft type	Number as at 30th June 2006				Firm orders				Expiry of operating lease				Purchase rights
	Owned	Leased: Finance	Leased: Operating	Total	'06	'07	'08 and beyond	Total	'07	'08	'11	'12	
Aircraft operated by Cathay Pacific:													
747-400	21		3	24[a]	2[b]	3[c]		5	1			2	
747-200F	4	3		7									
747-400F	2	4		6									
747-400BCF	1			1									
747-400ERF							6	6					
777-200	1	4		5									
777-300	1	10		11	1			1					
777-300ER						5[f]	13[d]	18					20[e]
A330-300	3	20	3	26	1	2	3[f]	6			3		
A340-300		11	4	15							4		
A340-600			3	3					2	1			
Total	33	52	13	98	4	10	22	36	3	1	7	2	20
Aircraft operated by AHK:													
A300-600F	2	6		8									

(a) *Three aircraft under reconfiguration.*
(b) *One aircraft on 9 year operating lease.*
(c) *Two aircraft on 8 and 9 year operating leases.*
(d) *Two aircraft on 10 year operating leases.*
(e) *Purchase rights for aircraft delivered by 2017.*
(f) *Aircraft on 7.5 year operating leases.*

Human resources

- Cathay Pacific and its subsidiaries and associates employ over 34,400 people worldwide. More than 11,500 Cathay Pacific staff are Hong Kong-based and a further 11,800 work for local associates, making the Cathay Pacific Group one of Hong Kong's biggest employers.
- We hired our 2,000th pilot and our 7,000th cabin crew.
- We review our human resource and remuneration policies regularly in the light of local legislation, industry practice, market conditions and the performance of both individuals and the Company.

Review of subsidiaries and associates

- AHK Air Hong Kong Limited took delivery of two new Airbus A300-600F general freighters and recorded a satisfactory profit in the first half of 2006.
- Cathay Pacific Catering Services (H.K.) Limited recorded a satisfactory interim profit with strong meal volumes. The profit margin declined as a result of customer airlines' continued cost control initiatives.
- Hong Kong Dragon Airlines Limited recorded a loss in the first half of 2006 as high fuel prices continued to affect the airline's profitability. The airline took delivery of two operating lease Airbus A330s in January and April respectively. One operating lease Airbus A330 will be delivered in October and two Boeing 747-400BCFs will be delivered in October and December respectively.
- Hong Kong Aircraft Engineering Company Limited recorded an interim profit of HK$398 million, a 38% increase over 2005.

As at the date of this announcement, the Directors of the Company are:

Executive Directors:
Christopher Pratt (Chairman), Robert Atkinson, Philip Chen, Derek Cridland and Tony Tyler;

Non-Executive Directors:
Martin Cubbon, Henry Fan, Davy Ho, James Hughes-Hallett, Vernon Moore, Carl Yung and Zhang Xianlin; and

Independent Non-Executive Directors:
Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

By Order of the Board
Cathay Pacific Airways Limited
Christopher Pratt
Chairman

Hong Kong, 9th August 2006

Website: http://www.cathaypacific.com